Register of Deed No. 3736/2002
(UR.Nr. 3736/2002)

Entwurfsnummer: 26605

Agreement on the sale
and transfer of Real Property
(Grundstuckskaufvertrag mit Auflassung)
and Lease Agreement

Negotiated

At Bonn, Poppelsdorfer Allee 30

On December 28, 2002

Before me

DIETRICH KLEPPI

notary public with its official seat in Bonn

appeared :

1.	Mr Günter Schüftan, born 15.03.1937, resident at Holzweg 2, 50999 Cologne,

here acting not in his own name but – according to his own declaration – with the consent of the only shareholder, the Mersa B.V., Amsterdam, as the only Managing Director of Franz Kalff GmbH, Registered under no. 10940 of the Commercial Register of the Magistrates’ Court of Bonn (formerly AG Euskirchen HRB 554), having its principal place of business in Euskirchen business address: Dechant-Wolfgarten-Str. 85, 53881 Euskirchen,

-hereinafter referred to as the “Vendor (Verkaufer)” or the “Lessee”-” -

2.	Dr. Detlef Rahmann, attorney-at-law, business address: Burggrafenstr. 5, 40545 Düsseldorf, here acting not in his own name but based on a written power of attorney which is taken to the original of this deed in the name and on behalf of Israel Land Development Insurance Company Ltd., having its principal place of business in Israel, company number 52-319200-3, business address: 2 Arie Shenkar Street, Israel 61500

- hereinafter referred to as the “Purchaser”(Käufer)” or the “Lessor”.

The appeared for 1 and 2 identified  themselves by their federal identity cards, a copy of which was taken by their approval to the files of the notary.
They and the notary are in sufficient command of the English and German language.

The appeared asked for the notarization of the following declaration, partly in English and partly in German:

WHEREAS Vendor is the sole owner of the Property (as defined hereunder); and

WHEREAS Purchaser is desirous of purchasing the Property and Vendor is willing to sell the Property to Purchaser in the manner provided for herein, subject to the terms, provisions and conditions detailed in this Agreement,

Vendor and Purchaser hereby conclude the following

Agreement on the sale and transfer of Real Property (Grundstücksverkaufsvertrag mit Auflassung)

1.Specifications in the land register

In the land register (Grundbuch) of the Magistrates’ Court (Amtsgericht) of Euskirchen for Kreuzweingarten-Rheder, sheet (Blatt) 557, in the catalogue of real estate, there is an entry for the following property in the district (Gemarkung) of Euskirchen (the “Property”):

Serial No. (lfd.Nr.)	Land (Flur)	Title no. (Flurstück)	Nature and position	Size in sqm

1	3	89	Grassland
			On the “Sauere Benden”	18750
3	2	200	Building with surrounding area
			By the spinning mill	10210
4	2	135	Building with surrounding area
			By the spinning mill	29906
5	2	285	Building with surrounding area
			By the spinning mill	1907
6	2	311	Grassland
			On the government administrator’s “Benden”	675
10	2	316	Building with surrounding area
			By the spinning mill	955
8	2	317	Building with surrounding area
			By the spinning mill	1420
9	2	318	Building with surrounding area
			By the spinning mill	521

Section I (Owner´s details):

Franz Kalff GmbH & Co. Industrieanlagen–Kommanditgesellschaft [Industrial Plant, Limited Partnership], Euskirchen

Section II (charges and restrictions):

Serial no. 1:

Charges on serial nos. 1, 6, 8: right to lay gas pipes, coupled with a restriction on building, in favour of the Gasversorgungsgesellschaft mbH [Gas Supply Co. Ltd.] in Euskirchen. The exercise of this right may be assigned to a third party.
Serial no. 2:
Charges on serial no. 1: negative easement (right to lay gas pipes), coupled with a restriction on building, in favour of the Gasversorgung Euskirchen GmbH [Euskirchen Gas Supply Co. Ltd.], Euskirchen-Kuchenheim.
Serial no. 4:
Charges on serial no. 1: negative easement (right to lay lines) in favour of the municipality of Euskirchen.
Serial no. 5:
Charges on serial no. 9: right to lay gas pipes, coupled with a restriction on building, in favour of the Gasversorgungsgesellschaft mbH [Gas Supply Co. Ltd.] in Euskirchen. The exercise of this right may be assigned to a third party.

Section III (mortgages, encumbrances, annuity charges):
Serial no. 14:
Charges on serial nos. 1, 3, 4, 5, 6, 8, 9, 10: 2 million euros, encumbrance without charge deed with 15 % interest and 10 % one-off incidental payment in favour of the Deutsche Postbank AG [German Postbank plc], Bonn, which shall be removedwith the transfer of the property.

These contents of the land register were ascertained on December 12, 2002.

2.	Object of sale

The Vendor hereby sells to the Purchaser the Property, including all integral components and all statutory perquisites, together with all rights and interests appurtenant thereto.

3.	Vendor’s warranties

Vendor warrants, represents and undertakes by way of an independent Guarantee Contract (im Wege des selbständigen Garantieversprechens)in favor of Purchaser that :

3.1

Vendor has full right, power, and authority to execute and deliver this Agreement without obtaining any further consents or approvals from, or the taking of any other actions with respect to, any third parties.

3.2

Vendor has received no written notice of any action, demand, suit or claim presently pending in any court or before any municipal department, commission, or agency or other governmental instrumentality or before any arbitration, tribunal or panel, affecting (A) the Property, or any portion thereof, (B) Vendor’s title, use, operation or ownership of the Property, or (C) Vendor’s ability to perform its obligations under this Agreement, nor any such action, suit, demand, proceeding or claim threatened.

3.3

The Vendor is the owner of the Property. The Property is still registered in the name of Franz Kalff GmbH & Co. Industrieanlagen-Kommanditgesellschaft (“KG”). The limited partner of KG left KG so that all assets and liabilities of KG automatically became assets and liabilities of Vendor (“Anwachsung”). The real property register still has to be corrected.

3.4	Except as registered in Article 1 above, the Property is free and clear of all mortgages, charges, easements, encumbrances and other third party rights.
3.5	The execution of this Agreement shall not contravene or infringe the rights of any third party.
3.6

Vendor has no knowledge of any reason or impediment which may prejudice or hinder the acquisition and transfer of the ownership in and to the Property in the manner provided for in terms of this Agreement.

3.7

Vendor hereby declares that it is aware that Purchaser will be entitled to rely upon the representations and warranties made by Vendor in terms of this paragraph, and that Purchaser has so relied upon said warranties and representations.

3.8	Vendor guarantees that:
	3.8.1	there are no outstanding tax liabilities in respect to the Property as at the Effective Date (as defined below); and -
	3.8.2	that all taxes, levies and other compulsory payments relating to the Property have been fully paid up to the due date, and that no outstanding tax liabilities exist in that regard; and -
	3.8.3	that the Vendor has no any outstanding and unpaid tax assessments whatsoever.
3.9

Vendor declares that since Mr. Gunter Schüftan is the manager of the vendor (a) the Vendor has not received any notice from any authority regarding contamination of the grounds; and (b) the Vendor did not use any substances that may cause contamination to the grounds.

3.10

Vendor shall be solely and fully liable towards the Purchaser, for all damages, costs or expenses of any kind and description whatsoever caused to the Purchaser or its officers, by or as a result of, a finding that the grounds of the Property has been contaminated with substances which are not allowed according to the relevant environmental laws, including, without limitation, the costs of bringing the Property into a condition which is in compliance with the respective environmental laws (the “Damages”).

Vendor undertakes to compensate the Purchaser and indemnify him and hold the Purchaser harmless from and against all damages, costs and expenses resulting from such Damages. Vendor shall indemnify the Purchaser immediately following a written request delivered to Vendor.

3.11	The Guarantees in Section 7 are correct.

No fault shall be necessary for a liability of Vendor under this Section 3. The period of limitation of any claims due to this Section 3 of the Agreement shall be 16 (sixteen) years after registration of the Purchaser in the land register as new owner.

4.	Purchase price

The purchase price shall be
$ 3.5 million
(in words: three million five hundred thousand US dollars)
(the “Purchase Price”).

No VAT shall be owed by Purchaser to Vendor. If any disadvantages such as fines accrue to Vendor from the fact that no VAT is paid on the purchase price, these disadvantages shall be born by Vendor. There shall be no claim of Vendor against Purchaser. .

5.	Arrangements for payment of the Purchase Price

The Purchase Price shall fall due and become payable on February 28, 2003 to the notarial account of the official notary at the Deutsche Bank AG, Bonn, No. 025112404 (BLZ 380 700 59), but not before the Notary has confirmed to the parties in writing that

-	all approvals required for completion, in particular, the approval pursuant to § 2 Gründstucksverkehrsgesetz (GrstVG) have been provided to him,

-	no rights of first refusal will be exercised,

-

a priority notice of conveyance having first priority has been entered in the land titles register only after the notation in respect of the entries in Section II (charges and restrictions) serial no. 1, 2, 4 and 5 and in Section III serial no. 14 (2 million euros encumbrance in favour of the Deutsche Postbank AG) to secure the Purchaser,

-	the consent to the cancellation (Loschungsbewilligung) of the entry of the encumbrance in favour of the Deutsche Postbank AG has been presented to the notary with fullfilable fiduciary instructions.

The notary is hereby instructed with irrevocable effect to redeem and expunge the rights given to the Vendor on the basis of section III, serial no. 14, at the cost of the Vendor and transfer the rest including the interest to the vendor to its account no. 0015397507 at the Postbank Koln (BLZ 370 100 50).

It is agreed that interest on late payments shall be 10% (ten out of one hundred) per year.

6.	Compliance with writ of execution

The Purchaser expresses to the Vendor its willingness to comply with an immediate writ of execution on the basis of this Agreement, extending to the entire sum of its assets. The notary may, at any time, without further proofs given, issue a copy of the document that shall be likewise enforceable.

7.	Guarantee

7.1	The Property will be handed over to the Purchaser in the actual state (“as is”) as of the Effective Date (as defined below).
7.2	The charges entered in section II under current nos. 1, 2, 4 and 5 shall be taken on by the Purchaser along with the obligations underlying them, which are known to the Purchaser.

Any charges on buildings, restrictions resulting from neighbours’ rights or easements based on ancient custom shall be taken on by the Purchaser without any form of indemnification. No such rights are known to the Vendor except for a notice of the city of Euskirchen that the land may be declared agricultural land.

The Vendor declares and undertakes that all businesses and/or operations and/or activities conducted and/or operated by the Vendor and/or any third party on the Property, are conducted and/or operated in conformity with all licences, permits and approvals required by local law or any governmental bodies, municipal or otherwise for such businesses and/or operations and/or activities, and Vendor has received no notice and has no knowledge which might effect its aforementioned declaration.

7.3	The notary has informed the parties concerned that they have the opportunity of inspecting the catalogue of charges on buildings at the office of the lower building inspectorate.
7.4

The Vendor hereby gives assurance that all taxes and community charges, levied prior the Effective Date, in respect of the Property have been fully paid. The Vendor herewith releases the Purchaser from all taxes, obligations, payments and charges accumulated and/or accrued prior the Effective Date.

8.	Commercial transfer

The full and exclusive possession, rights of exploitation, charges and the risk of the object of the sale suffering accidental destruction or accidental deterioration, as well as the general obligations of ensuring safe passage to traffic, shall pass to the Purchaser today (“Effective Date”).

9.	Execution, notes

9.1	The parties hereby charge the notary with the execution of this Agreement. All authorisations will become legally effective when received by the notary.
9.2

The notary has informed the parties concerned of all the authorisations that are required for the execution of this Agreement, especially the one by the Chamber of Agriculture (Landwirtschaftskammer) according to § 2 GrstVG, as well as of the statutory liability of all the parties involved for levies and taxes. Ownership of the Property will only pass to the Purchaser when the entry in the land register is rewritten. For this purpose all relevant authorisations and the certificate of non-objection in respect of tax must be provided.

The parties involved hereby declare that all the agreements of the contract of purchase in this document are correct, and that they have been set down in full.

10.	Option to sell land to vendor

The Purchaser shall have the option to resell the Property to the Vendor on an “as is” basis, at the Purchase Price in the event of sale of the shares of the Vendor or its activity to a third party.
This option shall be for a period of 15 (fifteen) years from the date hereof, provided the Lease Agreement entered into between the parties hereto below (attached hereto as Appendix 1) was not terminated by the Purchaser in accordance with Section 3.2 to the Lease Agreement.

11.	Costs, fees, taxes

The purchaser shall bear the costs related to this agreement and its execution, in particular the costs of the notary public, but only up to EUR 35.000,-- plus VAT and the registration fee for the land register, but only up to EUR 9.000,--. All other payments to the notary or the court, if any, shall be paid by the vendor.
The notary has pointed out, that the parties insofar are liable both together as a group and as individuals.
The tax on land acquisition shall be borne by the Purchaser. The consultancy charges incurred in connection with the acquisition of the Property shall be borne by each party severally.

12.	Indemnity

Vendor undertakes to indemnify the Purchaser for damages caused to the Purchaser as a result of false representations by the Vendor.

13.	Miscellaneous

13.1	Changes or additions to this Agreement are effective only when expressed in writing and signed by both parties, if not notarial recording is the only valid form.
13.2

Should individual stipulations of this Agreement be found to be ineffective, either in whole or in part, the legal validity of the Agreement in other respects shall not be affected. In such a case the invalid stipulation is so far as possible to be interpreted by mutual agreement between the parties or else to be supplemented in such a way that the business objective that was intended by the invalid stipulation may be attained. The same shall apply if in the execution of the agreement a contractual loophole in need of supplementation should be revealed.

13.3	Place of fulfilment and place of jurisdiction shall be the place of business of the Vendor.
13.4

The addresses of the parties for purposes of this Agreement and for the service of process shall be as appearing at the commencement of this Agreement, unless a new address is notified in writing by one party to the other party and the notary.

13.5

All notices in writing shall be sent by the parties to the other party by registered mail at the addresses set forth above and shall be deemed to have been delivered to the addressee 4 (four) days after the date of posting. Notices delivered personally or by courier shall be deemed to be delivered on the delivery thereof.

13.6	This Agreement shall be subject to the law of the Federal Republic of Germany.

14.	Erklärungen gegenuber dem Grundbuchamt

14.1 Auflassung

Die Beteiligten sind daruber einig, daß das Eigentum an dem ubertragenen Grundbesitz auf den Käufer ubergeht. Sie bewilligen die Eintragung des Eigentumswechsels.

14.2 Auflassungsvormerkung, Löschungsvollmacht

Zur Sicherung des Anspruchs auf Eigentumsubertragung bewilligt der Verkäufer die Eintragung einer Vormerkung zugunsten des Käufers. Der Käufer bewilligt bereits jetzt die Löschung dieser Vormerkung gleichzeitig mit der Eigentumsumschreibung, sofern keine Zwischeneintragungen ohne seine Zustimmung vorliegen.

Der Käufer bevollmachtigt hiermit unter Befreiung von den Beschränkungen des § 181 BGB den Verkäufer, durch Erklärungen vor dem amtierenden Notar oder dessen Vertreter die zugunsten des Käufers eingetragene Auflassungsvormerkung löschen zu lassan und alle Erklärungen abzugeben, die zur Löschung dieser Auflassungsvormerkung im Grundbuch erforderlich sind.

Gegenuber dem Grundbuchamt gilt diese Vollmacht unbeschränkt.

Im Innenverhältnis darf der Verkäufer von dieser Vollmacht jedoch nur Gebrauch machen, wenn

1.	der Verkaufer dem Notar zuvor schriftlich mitteilt, daß der Verkaufer aus diesem Grunde wirksam vom Kaufvertrag zuruckgetreten ist, und daraufhin

2.

der Notar unter der zuletzt ihm bekanntgegebenen Adresse den Kaufer angeschieben und diesen darauf hingewiesen hat, daß die Auflassungsvormerkung geloscht werde, wenn der Kaufer nicht innerhalb von vier Wochen nach dem Datum des Schreibens des Notars nachweist, daß er den Kaufpreis bezahlt hat. Sollte der Kaufer nur einen Teilkaufpreis geleistet haben und der Verkaufer deshalb zurucktreten, darf der Verkaufer von der Loschungsvollmacht nur Gebrauch machen, wenn die Ruckzahlung des erhaltenen Teilbetrages durch Hinterlegung auf Notaranderkonto oder in anderer Weise sichergestellt ist.

Der Notar hat die Rechtswirksamkeit des Ruchktritts nicht zu uberprufen. Den Beteiligten ist bewußt, daß der Notar bei Ausfuhrung Keinerlei Haftung fur die Rechtswirksamkeit des Rucktritts uvernimmt und daß bei Eintritt der obengenannten Voraussetzungen der Kaufer seine dingliche Sicherheit in Form der Auflassungsvormerkung verliert.

14.3 Loschungen

Die Beteiligten stimmen der Loschung aller Belastungen einschließlich Mithaftenlassungen zu und beantragen den Vollzug.

14.4 Antragstellung

Der Notar kann Antrage auch getrennt und eingeschrankt stellen und zurucknehmen. Der Notar soll die Eigentumsumschreibung erst gegen Nachweis der Zahlung oder Hinterlegung des Kaufpreises – ohne etwaige Verzugszinsen – beantragen.

14.5 Durchfuhrungsvollmacht

Alle Beteiligten bevollmachtigen den Notar – auch dessen Vertreter – unter Befreiung von den Beschrankeungen des § 181 BGB, erganzende oder andernde Erklarungen abzugeben, insbesondere soweit solche vom Grundbuchamt fur Eintragungen gefordert werden.

The appeared asked furthermore for the notarisation of the following Lease Agreement in English and in German, as it is annexed to this deed as Appendix 1.

This document and the appendix have been read aloud to the deponents in the presence of the notary, approved by the deponents and signed by them and by the notary in their own hand as shown below:

The Vendor	The Purchaser

Lease Agreement		Mietvertrag

between		Zwischen

Israel Land Development Insurance Company Ltd. with registered office at 2 Shenkar St. Tel Aviv, Israel 61500,		Israel Land Development Insurance Company Ltd. mit Sitz in 2 Shecker St Tel Aviv, Israel 61500,

- hereinafter referred to as the “Lessor” -		- im Weiteren „Vermieter” genannt -

represented by Dr. Detlef Rahmann, business address Burggrafenstraße 5, 40545 Düsseldorf, Germany,		vertreten durch Dr. Detlef Rahmann, geschäftsansässig Burggrafenstraße 5, 40545 Düsseldorf, Deutschland,

and		und

Franz Kalff GmbH		Franz Kalff GmbH
with principal office at Euskirchen, Germany,		Mit Hauptgeschäftssitz in Euskirchen, Deutschland

represented by Mr Gunther Schüftan, acting acoording to his own declaration with consent of the sole shareholder of Franz Kalff GmbH, the Mersa Holding BV,		Vertreten durch Herrn Gunther Schüftan, handelnd nach seiner Erklärung mit Zustimmung der alleinigen Gesellschafterin der Franz Kalff GmbH, der Mersa Holding BV, Amsterdam.

- hereinafter referred to as the “Lessee”.		- im Weiteren „Mieter” genannt -

WHEREAS:		IN ANBETRACHT DASS

1.	The Lessor is entitled to be registered as the sole owner of the Property (as defined below);	1.	der Vermieter Eigentümer der Immobilie ist (wie nachstehend definiert);
2.	The Lessee is interested in leasing the said Property from the Lessor for such terms, consideration and purpose as set forth herein;	2.	der Mieter an einer Anmietung besagter Immobilie vom Vermieter zu solchen Bedingungen, Gegenleistungen und Zwecken interessiert ist, wie hier festgelegt;
3.	The Lessor is interested in leasing out the said Property to the Lessee subject to and upon the terms and conditions set forth herein;	3.	der Vermieter an einer Vermietung der besagten Immobilie an den Mieter zu den hier genannten Bedingungen und Bestimmungen interessiert ist;

The parties hereby determine upon the following lease agreement (the “Agreement”):		haben die Parteien hiermit den folgenden Mietvertrag (den „Vertrag”) geschlossen:

1. Contractual object		1. Vertragsgegenstand

1.1 The entire non-portable fixed assets of the Lessor, consisting of the property more precisely designated in Appendix 1 hereto, with all the buildings erected upon it (the “Property”), shall be leased by the Lessor to the Lessee.

1.1          Das komplette, ortsunveränderliche Anlagevermögen des Vermieters, bestehend aus der Immobilie, die in Anhang 1 näher beschrieben ist, mit allen sich darauf befindlichen Gebäuden (die „Immobilie”), wird vom Vermieter an den Mieter vermietet.

1.2 The state, furnishings and condition of the Property are known to the parties.	1.2 Der Zustand, die Möblierung und die Beschaffenheit der Immobilie sind den Parteien bekannt.

1.3 The Property shall be leased without any guarantee for objective defects being supplied. The Lessee acknowledges hereby that the Property is in proper condition at the time of their being handed over.	1.3 Die Immobilie wird ohne Gewähr vorhandener, sachlicher Fehler vermietet. Der Mieter bestätigt hiermit, dass die Immobilie sich zum Zeitpunkt der Übergabe in einem ordentlichen Zustand befindet.

1.4 The Property is leased on the basis of the buildings and the surrounded areas as inspected and seen by the Lessee and on an “as is” basis. The Lessee declares and warrants that it has had the opportunity to check the Property, and is fully satisfied in all respects. The Lessee will not have any claims or demands against the Lessor in relation to any of the aforesaid matters.

1.4          Die Immobilie, bestehend aus Gebäuden und Umland, wird vom Mieter wie inspiziert und gesehen und im „Istzustand” angemietet. Der Mieter erklärt und garantiert, dass er die Gelegenheit hatte, die Immobilie zu prüfen und dass er in jeder Hinsicht voll zufrieden ist. Der Mieter wird keine Forderungen oder Ansprüche gegen den Vermieter in Bezug auf die vorgenannten Angelegenheiten stellen.

1.5 If the Lessee terminates this Agreement prior the expiration of the Initial Lease Term, the Lessee shall be liable to pay the entire Leasehold Rent (as defined below) and other payments hereunder for the whole of the Initial Lease Term, and for the avoidance of doubt, the Lessee shall pay the same throughout the Initial Lease Term even if the Lessee does not use the Property.

1.5          Wenn der Mieter diesen Vertrag vor Ablauf der Anfangsmietzeit kündigt, haftet der Mieter für die Zahlung der gesamten Miete für das Mietgrundstück (wie weiter unten definiert) sowie für weitere Zahlungen aus diesem Vertrag für die gesamte Anfangsmietdauer. Um jeden Zweifel zu vermeiden: Der Mieter wird die Zahlungen für die gesamte Anfangsmietdauer auch dann leisten, wenn er die Immobilie nicht benutzt.

2. Obligations of maintenance	2. Instandhaltungspflichten

2.1 The Lessee is to keep the land and buildings, fixtures and enclosures, in a state of orderly maintenance, and to carry out repairs on its account including any impairment, damage or flaw and any repair that needs to be made in the Property to maintain the Property in its current status. The Lessee undertakes to notify the Lessor of any substantial defect, damage or malfunction caused to or on the Property and its systems immediately upon becoming aware of same.

2.1          Der Mieter ist verpflichtet, das Grundstück und die Gebäude, die Einrichtungsgegenstände und Einfriedungen in einem ordentlich gewarteten Zustand zu halten und Reparaturen zu eigenen Lasten auszuführen, Beeinträchtigungen, Schäden oder Mängel zu beheben sowie Reparaturen an der Immobilie vorzunehmen. Der Mieter verpflichtet sich, den Vermieter von allen größeren Defekten, Schäden oder Fehlfunktionen zu unterrichten, die an der Immobilie oder ihren Systemen entstanden sind, und zwar sofort, nachdem ihm diese Schäden bekannt geworden sind.

2.2 Without limiting the obligation of the Lessee to perform the actions as stated above, and without causing the matter to be construed as imposing any duty on the Lessor, the Lessor shall be entitled to carry out any and all repairs on the Property, for which the Lessee shall be responsible according to this Agreement, if such repair is not completed by the Lessee within 14 days after the date of a written warning regarding the same. In such event, the Lessee shall be obligated to return to the Lessor, immediately following receipt of demand in writing, all amounts expended by the Lessor to effect such repairs in accordance with an invoice presented by the Lessor. In case of urgency, in particular to prevent damages from the property, Lessor is entitled to immediately carry out necessary works without having to observe the afore 14 days waiting period.

2.2          Ohne Einschränkung der Pflichten des Mieters, die oben genannten Handlungen vorzunehmen, und ohne hiermit dem Vermieter eine Verpflichtung aufzuerlegen soll er das Recht haben, alle Reparaturen an der Immobilie vorzunehmen, für die der Mieter vertragsgemäß zuständig wäre, wenn eine solche Reparatur vom Mieter nicht innerhalb von 14 Tagen nach dem Datum der diesbezüglichen schriftlichen Warnung ausgeführt wurde. In einem solchen Fall ist der Mieter verpflichtet, dem Vermieter sofort nach Vorlage einer schriftlichen Aufforderung alle Kosten zu ersetzen, die dem Vermieter infolge solcher Reparaturen entstanden sind. Der Vermieter wird die entsprechenden Rechnungen vorlegen. Im Falle der Dringlichkeit, insbesondere um Schäden an der Immobilie zu vermeiden, ist der Vermieter berechtigt, erforderliche Arbeiten unverzüglich auszuführen, ohne dem Mieter vorab eine Frist von 14 Tagen zu setzen.

2.3 Significant changes or additions to the Property, in particular changes to the buildings, are permissible only with the prior written consent of the Lessor.Any addition or modification will be considered the property of the Lessor, unless the parties agree otherwise in writing.

2.3          Erhebliche Änderungen oder Ergänzungen an der Immobilie, insbesondere Änderungen an den Gebäuden, sind nur nach vorheriger schriftlicher Zustimmung des Vermieters erlaubt. Jede Erweiterung oder Änderung wird als Eigentum des Vermieters betrachtet, sofern die Parteien nichts Anderes schriftlich vereinbart haben.

3. Duration of lease	3. Dauer der Anmietung

3.1 The term of this Agreement shall begin on December 28, 2002 for a duration of fifteen years, and shall expire on December 27, 2017 (the “Initial Lease Term”).	3.1 Die Laufzeit dieses Vertrages beginnt am 28. Dezember 2002 und beträgt 15 Jahre; sie endet am 27.12.2017 (die „Anfangsmietzeit”).

3.2 The Initial Lease Term shall be extended for a further period of two years at a time, on the same terms and conditions, if notice of termination is not given, at least six months before its expiry, by means of registered letter by either party. Receipt of the notice of termination shall be decisive.

3.2          Die Anfangsmietzeit wird um einen weiteren Zeitraum von jeweils zwei Jahren zu denselben Bedingungen und Bestimmungen verlängert, wenn nicht sechs Monate vor ihrem Ablauf eine schriftliche Kündigung per Einschreibebrief seitens einer der Parteien erfolgt. Der Eingang des Kündigungsschreibens ist ausschlaggebend.

3.3 The Lessee shall be entitled to conclude sub-letting agreements. The leasehold rent that the Lessee is to receive from the subletting and any proprietary and legal rights attached to it, will belong to the Lessor, at any time, and the Lessee shall serve as its trustee only. It is hereby clarified that in any event the Lessor will not be entitled to receive the amount of the Leasehold Rent actually paid to it, from such sub-letting agreements.

3.3          Der Mieter ist berechtigt, Untermietverträge zu schließen. Die Miete für das Mietgrundstück, die der Mieter aus der Untervermietung erhält und die damit verbundenen Eigentumsrechte und gesetzlichen Rechte verbleiben zu jedem Zeitpunkt beim Vermieter und der Mieter handelt nur als sein Treuhänder. Es wird hiermit klargestellt, dass der Vermieter kein Anrecht auf die Beträge hat, die aus der Miete für das Mietgrundstück aus einem solchen Untermietvertrag erzielt werden.

3.4 Notwithstanding anything to the contrary, at any time during the term of this Agreement, the Lessor shall have the right, at its sole discretion, to terminate the Initial Lease Term and completely vacate the Lessee and its subtenants from the Property, by a twelve (12) months advanced written notice.

3.4          Ungeachtet gegenteiliger Aussagen soll der Vermieter zu jedem Zeitpunkt während der Laufzeit dieses Vertrages das Recht haben, nach alleinigem Ermessen die Anfangsmietzeit zu beenden und den Mieter sowie seine Untermieter aus der Immobilie zu entfernen. Die Kündigungsfrist beträgt hierfür 12 Monate.

3.5 The Lessee undertakes upon expiration of this Agreement or in the event of the earlier cancellation or termination of the lease, inter alia as stated in Section 3.4, to give up possession of the Property to the Lessor with vacant possession and clean, free of all persons and property and without any delay or impediment, in the same good condition and repair as the Lessee received them at the beginning of the Initial Lease Term, except for ordinary wear and tear resulting from ordinary and reasonable use of the Property.

3.5          Der Mieter verpflichtet sich bei Ablauf des Vertrages oder für den Fall einer frühzeitigen Stornierung oder Kündigung des Mietverhältnisses, wie u.a. in Absatz 3.4 ausgeführt, die Immobilie komplett an den Vermieter zurückzugeben, frei gezogen und sauber, frei von allen Personen und Eigentum und ohne Verzögerung und Hindernissen, in demselben ordnungsgemäßen und reparierten Zustand, wie der Mieter sie zu Beginn der Anfangsmietzeit übernommen hat. Ausgenommen sind normale Abnutzungserscheinungen aus dem üblichen und angemessenen Gebrauch der Immobilie.

3.6 If upon expiration of this Agreement, or upon the prior termination or cancellation of same, the Lessee shall not vacate the Property within 14 days from the termination/cancellation as stated and shall not have returned same to the exclusive possession of the Lessor in good condition as set forth above, it shall be obligated to pay to the Lessor for the period of time from the date commencing after the 14 days period above detailed until the time the Property is vacated and returned in fact as stated, a sum equal to one hundred twenty five percent (125%) of the daily Leasehold Rent in accordance with this Agreement for each day the Lessee is late in vacating. The foregoing payment shall be deemed to constitute an appropriate usage fee, damages or agreed damages, fixed and estimated in advance by the parties taking into account all the circumstances regarding the matter. No payment under this Article shall grant the Lessee any right to add to or retain possession of the Property or prejudice any other rights of the Lessor under this Agreement or under applicable law or the right of the Lessor to sue for vacation and recovery of the Property as aforesaid.

3.6          Wenn der Mieter bei Ablauf dieses Vertrages oder bei einer frühzeitigen Beendigung oder Stornierung die Immobilie nicht innerhalb von 14 Tagen nach der genannten Kündigung/ Stornierung räumt und sie nicht in dem oben genannten ordnungsgemäßen Zustand in den ausschließlichen Besitz des Vermieters zurückgibt, soll der Mieter verpflichtet sein, dem Vermieter für den Zeitraum nach der oben genannten 14tägigen Frist bis zur endgültigen Räumung und tatsächlichen Rückgabe eine Summe von einhundertfünfundzwanzig Prozent (125%) des Tagesmietsatzes für das Mietgrundstück gemäß diesem Vertrag für jeden Tag zahlen, den der Mieter für die Räumung benötigt. Die vorgenannte Zahlung wird als eine angemessene Nutzungsgebühr betrachtet, für Schäden oder festgesetzte Schädigungen, die von den Parteien im Voraus festgesetzt und eingeschätzt werden, wobei alle diesbezüglichen Umstände zu berücksichtigen sind. Zahlungen aus diesem Artikel gewähren dem Mieter keinesfalls Rechte, das Eigentum an der Immobilie zu bereichern oder sie zurückzubehalten oder sonstige Rechte des Vermieters aus diesem Vertrag oder nach den gültigen Gesetzen zu beeinträchtigen oder das Recht des Vermieters, eine Räumung zu verlangen und die Immobile, wie oben erklärt, wieder zu übernehmen.

3.7 Without prejudice to any other right, remedy or power contained in this Agreement or otherwise available to the Lessor, on or at any time after the occurrence of any of the following events:

3.7          Unbeschadet weiterer Rechte, Rechtsbehelfe oder Berechtigungen aus diesem Vertrag oder die sonst wie dem Vermieter zur Verfügung stehen oder zu jedem Zeitpunkt des Auftretens der folgenden Ereignisse:

3.7.1	if the Leasehold Rent (as defined below) or any part thereof or any other payments due hereunder shall be unpaid for 14 days after becoming payable (For the purpose of this Section an approval of payment from a bank shall be deemed actual payment); or	3.7.1

Wenn die Miete für das Mietgrundstück (wie unten definiert) oder Teile davon oder fällige Zahlungen hieraus für einen Zeitraum von länger als 14 Tagen nach Fälligkeit unbezahlt sind (im Sinne dieses Abschnitts soll eine Zahlungsanerkennung einer Bank als tatsächliche Zahlung angesehen werden); oder

3.7.2	if the Lessee shall commit a substantial breach of an obligation in this Agreement and shall fail to remedy such breach within 14 days after written notice by the Lessor to the Lessee specifying the breach complained of; or	3.7.2

Wenn der Mieter eine wesentliche Vertragsverpflichtung verletzt und diese Verletzung nicht innerhalb von 14 Tagen nach schriftlicher Mitteilung, aus der die beklagte Verletzung hervorgeht und die der Vermieter an den Mieter schickt, behebt; oder

3.7.3	if the Lessee enters into liquidation and/or if an application to have insolvency proceedings opened has been filed, and has not been cancelled within 30 days from the date of its filing	3.7.3	Wenn der Mieter sein Geschäft auflöst und/oder wenn ein Antrag auf Eröffnung des Insolvenzverfahrens gestellt wurde und dieser nicht innerhalb von 30 Tagen zurückgenommen wurde, the Lessor may, by written notice to the Lessee, terminate this Agreement. It is hereby clarified that the termination of the Agreement is not the sole remedy of the Lessor.

kann der Vermieter nach schriftlicher Mitteilung an den Mieter diesen Vertrag kündigen. Es wird hiermit darauf hingewiesen, dass die Kündigung des Vertrages nicht der einzige Rechtsbehelf des Vermieters ist.

4. Leasehold rent		4 Miete für das Mietgrundstück

4.1 The annual leasehold rent shall amount to US$350,000.00 per annum plus V.A.T, if applicable (the “Leasehold Rent”).		4.1 Die jährliche Miete für das Mietgrundstück beträgt 350.000,00 USD p.a., zuzüglich Mehrwertsteuer, falls anwendbar (die „Miete für das Mietgrundstück”).

4.2 Instalment payments at the amount of one quarter of the Leasehold Rent each, are to be made at the first business day of each calendar quarter. Notwithstanding anything to the contrary, the first instalment shall be paid on 2003-01-02.

4.2          Ratenzahlungen in Höhe des Betrages für ein Viertel der Miete für das Mietgrundstück sind am ersten Werktag eines jeden Kalenderquartals zu leisten. Ungeachtet gegenteiliger Angaben ist die erste Rate am 2. Januar 2003 zu zahlen.

4.3 Any setting-off, or the exercise of a right to withhold rent on the part of the Lessee with reference to the Leasehold Rent, is hereby excluded.		4.3 Jede Aufrechnung oder jede Ausübung eines Rechts des Mieters, die Mietzahlung für das Mietgrundstück zurückzuhalten, wird hiermit ausgeschlossen.

4.4 In the event the Lessee is late in making any payment of the Leasehold Rent or any other amount payable by the Lessee hereunder by more than 30 days, such amount will bear interest at the rate of LIBOR + 1% percent per annum from the date in which payment is due and in the event the Lessee is late in making payment by more than 30 days such amount will bear interest at the rate of LIBOR + 10% from the 30th day, until the day on which payment is actually made.

4.4          Für den Fall dass der Mieter mit der Zahlung einer Miete für das Mietgrundstück oder einer anderen Zahlung für mehr als 30 Tage in Rückstand gerät, ist ein solcher Betrag mit einem Zinssatz von LIBOR  + 1% p.a. ab dem Tage der Fälligkeit zu verzinsen. Sollte der Mieter länger als 30 Tage mit seiner Zahlung im Rückstand sein, wird ab dem 30. Tag ein Zinssatz von LIBOR + 10% erhoben, und zwar bis zu dem Tag, an dem die Zahlung tatsächlich erfolgt.

5. Incidental obligations	5 Nebenverpflichtungen

5.1 As well as the Leasehold Rent, and in addition to the provisions of Article 5.2 below, the Lessee shall bear the municipal taxes/charges and the running costs for gas, water, electricity and heating during the lease term. In addition, the Lessee shall bear all the expenses related to the procuring of Insurance Policies for all the Property that are leased out, and shall conclude an insurance agreement giving coverage against the interruption of business operations. The Lessor will assist the Lessee in procuring the Insurance Policies.

5.1          Wie die Miete für das Mietgrundstück und zusätzlich zu den Bestimmungen des nachfolgenden Artikels 5.2 trägt der Mieter die Gemeindeabgaben/-steuern und die laufenden Kosten für Gas, Wasser, Elektrizität und Heizung während der Mietdauer. Darüber hinaus übernimmt der Mieter alle Kosten für die Vorhaltung von Versicherungspolicen für die gesamte verpachtete Immobilie und er soll eine Versicherung abschließen zur Deckung von Unterbrechungen der Geschäftstätigkeiten. Der Vermieter ist dem Mieter bei der Beschaffung der Versicherungsverträge behilflich.

“Insurance Policies” shall mean, inter alia, adequate fire, casualty, natural disaster and all risk insurance, against casualty damages including, coverage for explosion, earthquake, flood and windstorm for the Property.

„Versicherungsverträge” umfassen u.a. angemessene Brand-, Haftpflicht-, Naturkatastrophen- und alle andere Versicherungsrisiken, die Haftpflicht soll Explosionen, Erdbeben, Überschwemmungen und Orkanschäden für die Immobilie abdecken.

5.2 Responsibility for municipal/community charges (levies) and all other costs in connection with the Property and with the use of the Property shall be assumed, solely, by the Lessee. The land tax shall be borne by the Lessor.

5.2          Verantwortlich für alle Gemeinde-/Kommunalabgaben und alle anderen Kosten in Verbindung mit der Immobilie und der Nutzung der Immobilie sind allein vom Mieter zu tragen. Die Grundsteuer trägt der Vermieter.

5.3 The management of the Property for the duration of the lease shall be assumed by the Lessee.	5.3 Die Verwaltung der Immobilie während der Dauer der Anmietung wird vom Mieter geleistet.

5.4 The Lessee undertakes to conduct its business on the Property in conformity with all licences, permits and approvals required by local law or any governmental bodies, municipal or otherwise and to obtain at its own expense and responsibility all such licenses, permits and approvals. Failure to comply shall not entitle Lessee to terminate this Agreement.

5.4          Der Mieter verpflichtet sich, seine Geschäftstätigkeit in der Immobilie unter Einhaltung und Beachtung aller Lizenzen, Genehmigungen und Erlaubnisse auszuführen, die von örtlichen Gesetzen oder Regierungsorganen, Gemeinde- oder sonstigen Instanzen verlangt werden, und alle Lizenzen, Genehmigungen und Billigungen auf eigene Kosten zu beschaffen. Ein diesbezügliches Versäumnis des Mieters berechtigt ihn nicht zur Kündigung dieses Vertrages.

5.5 The Lessee will comply with any legal order issued by any authorized authority concerning the use of the Property and fulfil all legal requirements concerning notices, permits, payment of taxes or fees due by the Lessee, and any other payment concerning the above.

5.5          Der Mieter muss alle gesetzlichen Anordnungen einhalten, die von befugten Behörden ausgegeben werden bezüglich der Nutzung der Immobilie, und er muss alle rechtlichen Anforderungen hinsichtlich von Bekanntmachungen, Genehmigungen, Zahlung von Steuern oder Gebühren des Mieters oder sonstige Zahlungen für die oben genannten Angelegenheiten erfüllen.

6. Liability	6 Haftung

6.1 The Lessee shall be liable for all damages of any kind and description whatsoever caused tothe Lessor, the Lessee, its employees, guests and any third party and/or to the Property and/or to the objects of this Agreement by itself, its personnel, visitors to the Property, customers or any other persons and/or entities, in so far as the damage has not been caused by force majeure or culpably brought about by the Lessor (the “Damages”). The Lessee shall compensate the Lessor and indemnify it and hold the Lessor harmless from and against all damages and costs resulting from such Damages. The Lessee shall indemnify the Lessor immediately following a written request delivered by the Lessor.

6.1          Der Mieter haftet für Schäden aller Art und Form, die dem Vermieter, ihm selbst, seinen Mitarbeitern, Gästen oder Dritten und/oder an der Immobilie und/oder an den Gegenständen dieses Vertrages entstehen und die durch ihn, sein Personal, Besucher der Immobilie, Kunden oder jede andere Person und/oder juristische Person verursacht werden, sofern der Schaden nicht Folge einer Höheren Gewalt oder schuldhaften Verhaltens des Vermieters ist (der „Schäden”). Der Mieter entschädigt den Vermieter und hält ihn schadlos und frei von und gegen alle Schäden und Kosten, die sich aus solchen Schäden ergeben. Der Mieter wird den Vermieter sofort nach schriftlicher Aufforderung durch den Vermieter entschädigen.

6.2 The Lessee shall ensure safe passage for traffic in connection with the Property.	6.2 Der Mieter muss für eine sichere Durchführung des Verkehrs in Verbindung mit der Immobilie sorgen.

6.3 All the insurance risks, including risks required by law, shall be the responsibility of, and paid by the Lessee. In such insurance policies, the Lessor shall be a co-beneficiary with the Lessee and there shall be a charge clause in favour of any mortgagee of the Lessor together with a waiver of all subrogation rights in favour of the Lessor.

6.3          Alle Versicherungsrisiken, einschließlich der vom Gesetzgeber vorgesehenen Risiken, sind vom Mieter zu übernehmen und zu bezahlen. In den Versicherungsverträgen ist der Vermieter als Mitanspruchsberechtigter des Mieters aufzuführen, und es soll eine Auflagenklausel zugunsten eines Hypothekengläubigers des Vermieters geben, zusammen mit einer Verzichtserklärung auf alle Anspruchsabtretungsrechte zugunsten des Vermieters.

7. [Deleted]	7 (Gestrichen)

8. Development and Upgrading	8 Erschließung und Erweiterung

It is the intention of the parties to consider development and upgrading of the Property in the event of a mutual agreement. In such case the Lessor shall provide the land, free of charge, and the Lessee shall invest the capital for the development. A profit sharing mechanism will be determined, after the return of the investment of the cash and value of the land (50% to the Lessee and 50% to the Lessor). It is clarified that, the full and conclusive terms and conditions of the development and upgrading of the Property shall be agreed upon by the parties in a separate agreement.

Es liegt in der Absicht der Parteien, Erschließungen und Erweiterungen der Immobilie im Falle gemeinsamer Entscheidung in Betracht zu ziehen. In diesem Fall wird der Vermieter das Grundstück kostenlos zur Verfügung stellen und der Mieter investiert Kapital in die Erschließung. Ein Gewinnbeteiligungsmechanismus wird festgelegt nach der Rendite des Bargelds und der Grundstückswertes (50% für den Mieter und 50% für den Vermieter). Es wird unterstrichen, dass die gesamten und endgültigen Bedingungen und Bestimmungen der Erschließung und Erweiterung der Immobilie von den Parteien in einem separaten Vertrag vereinbart werden müssen.

9. Securities for the lease agreement	9 Sicherheiten für den Mietvertrag

9.1 In order to guarantee the Lessee’s undertaking hereunder, including, inter alia, the payment of the Leasehold Rent: (i) the Lessee is hereby providing the Lessor with an autonomous bank guarantee drawn by a prime bank in favour of the Lessor, at the sum of $350,000 valid throughout the Initial Lease Term and any extensions thereof(the “Guarantee”); and (ii) Silverboim Holdings Ltd. (“Silverboim”) shall provide the Lessor with a guarantee in the sum of $350,000 valid throughout the Initial Lease Term and any extensions thereof. In the event the Lessee shall not pay the Leasehold Rent within 14 days from the date payment is due (and after the period of written notice or warning, if applicable, has elapsed) the Lessor shall be entitled to demand from Silverboim to provide it with an autonomous bank guarantee in an amount of $350,000, instead of the Silverboim guarantee, and Silverboim undertakes to provide such autonomous bank guarantee within two business days from the date of demand. Upon payment by the Lessee of the Leasehold Rent, Silverboim shall provide the Lessor with an additional guarantee in the sum of $350,000 and the Lessee shall return the bank guarantee to Silverboim for cancellation.

9.1          Um die Verpflichtungen des Mieters aus diesem Vertrag zu garantieren, einschließlich unter anderem die Zahlung der Miete für das Mietgrundstück, (i) übergibt der Mieter hiermit dem Vermieter eine selbstständige  Bankbürgschaft einer erstklassigen Bank zugunsten des Vermieters in Höhe von 350.000,00 USD, die über die gesamte Anfangsmietzeit und jede Verlängerung darüber hinaus Bestand hat (die „Garantie”) und (ii) wird die Silverboim Holdings Ltd. („Silverboim”) dem Vermieter eine Garantie in Höhe von 350.000,00 USD vorlegen, die über die gesamte Anfangsmietzeit und jede Verlängerung darüber hinaus Bestand hat. Für den Fall, dass der Mieter die Miete für das Mietgrundstück nicht innerhalb von 14 Tagen nach Fälligkeit des Zahlungstermins zahlt (und wenn anschließend der Zeitraum einer schriftlichen Mahnung, falls gegeben, abgelaufen ist), hat der Vermieter das Recht, Silverboim aufzufordern, eine selbstständige Bankbürgschaft in Höhe von 350.000,00 USD  anstelle der Silverboim-Garantie vorzulegen, und Silverboim verpflichtet sich, diese unabhängige Bankgarantie innerhalb von zwei Werktagen nach dem Datum der Aufforderung zu liefern. Nach Zahlung der Miete für das Mietgrundstück durch den Mieter wird Silverboim dem Vermieter eine weitere Garantie in Höhe von 350.000,00 vorlegen und der Mieter wird die Bankgarantie an Silverboim zwecks Stornierung zurückgeben.

The Guarantee shall be valid from the execution hereof and shall expire 120 days following the termination of this Agreement. In the event the Lessor shall exercise the Guarantee, or any part thereof, the Lessee undertakes to immediately furnish the Lessor with an extension of the Guarantee.

Die Garantie soll von ihrer Ausfertigung an bis 120 Tage nach Beendigung dieses Vertrages gültig sein. Für den Fall, dass der Vermieter diese Garantie oder Teile davon einlöst, verpflichtet sich der Mieter, dem Vermieter unverzüglich eine Verlängerung der Garantie zu besorgen.

9.2 It is agreed by the parties that from the Purchase Price, as defined in the Sale Agreement signed between the parties hereto on December 28, 2002 and subject to the conditions stated therein(the “Sale Agreement”) the Lessee and its shareholder will distribute $3.5 million as follows: (a) first repayment of an outstanding loan of the Lessee to its shareholder in an amount of $2.8 million (as represented in the US GAAP financial statements of the Lessee); and (b) second, in the event Lessee shall have a capital gain as a result of the sale of the Property which allows a distribution of dividends - distribution of dividend in the amount of $700,000 by Lessee to its shareholder; or (c) in the event there is no capital gain as stated above - a grant of loan by Lessee to its shareholder in the amount of $700,000. Commencing as of January 1, 2003 in the event the Lessee shall present profits the Lessee shall be entitled to distribute dividend to its shareholder provided that the capital of the Lessee, following and as a result of, any such distribution of dividends, shall not fall below the capital value of the Lessee on June 30, 2002 (US $3.9 million).

9.2          Zwischen den Parteien wird vereinbart, dass vom Kaufpreis, wie im Kaufvertrag festgelegt, der am 28. Dezember 2002 zwischen den hier genannten Parteien unterzeichnet und nach den dort enthaltenen Bestimmungen geschlossen wurde (der „Kaufvertrag”), der Mieter und seine Aktionäre 3,5 Mio. USD wie folgt verteilen: (a) erstens Rückzahlung eines offenen Kredits des Mieters an seine Aktionäre in Höhe von 2,8 Mio. USD (wie in der Bilanz des Mieters nach US-GAAP (GoB) dargestellt); und (b) zweitens, für den Fall, dass der Mieter einen Kapitalgewinn infolge des Verkaufs der Immobilie erzielt, der eine Ausschüttung von Dividenden ermöglicht – Ausschüttung von Dividenden in Höhe von 700.000 USD durch den Mieter an seine Aktionäre; oder (c) für den Fall, dass kein Kapitalgewinn, wie oben erklärt, erzielt werden kann – die Gewährung eines Kredits durch den Mieter an seine Aktionäre in Höhe von 700.000 USD. Mit Beginn des 1. Januars 2003 und für den Fall, dass der Mieter Gewinne vorweisen kann, ist der Mieter berechtigt, Dividenden an seine Aktionäre auszuschütten, vorausgesetzt dass das Kapital des Mieters, nach und infolge einer solchen Ausschüttung von Dividenden nicht unter den Kapitalwert des Mieters am 30. Juni 2002 (3,9 Mio. USD) sinkt.

In the event that the distribution of dividend by the Lessee to its shareholder shall be a taxable event the shareholder shall be entitled to receive such amounts as a loan.	Für den Fall, dass die Ausschüttung von Dividenden des Mieters an seine Aktionäre zu versteuern ist, sind die Aktionäre berechtigt, diese Beträge als Kredite in Anspruch zu nehmen.

9.3 The Lessee shall regularly provide the Lessor with current business data related to the Lessee, including all financial statements, and will enable a representative of the Lessor to act as an observer at the Lessee’s board of directors meetings.

9.3          Der Mieter muss dem Vermieter laufende Geschäftsdaten des Mieters vorlegen, einschließlich aller Ergebnisrechnungen, und er wird einem Vertreter des Vermieters ermöglichen, als Beobachter an den Sitzungen des Aufsichtsrates des Mieters teilzunehmen.

10. Concluding prescriptions	10 Schlussbestimmungen

10.1 Subject to Article 3.3 above, the Lessee will not be entitled to transfer, assign, sub-lease or otherwise dispose this Agreement or any of its rights or obligations, in whole or in part under this Agreement, without the prior written consent of the Lessor, which shall not be unreasonably withheld.

10.1        Gemäß dem obigen Artikel 3.3 ist der Mieter nicht berechtigt, diesen Vertrag oder seine Rechte oder Pflichten insgesamt oder teilweise zu übertragen, abzutreten, unterzuvergeben oder in anderer Art und Weise darüber zu verfügen, ohne eine vorherige schriftliche Genehmigung des Vermieters eingeholt zu haben, der eine solche Genehmigung nicht grundlos verweigern wird.

10.2 At the expiration of the Initial Lease Term or any extensions thereof (if so extended), the Lessee shall be obliged, at the discretion of the Lessor, to surrender the Property either to the Lessor or to third parties designated by the Lessor.

10.2        Bei Ablauf der Anfangsmietzeit oder einer jeweiligen Verlängerung (falls diese stattgefunden haben) ist der Mieter verpflichtet, nach Maßgabe des Vermieters die Immobilie entweder an den Vermieter oder einen vom Vermieter bezeichneten Dritten zu übergeben.

10.3 Changes or additions to this Agreement are effective only when expressed in writing and signed by both parties.	10.3 Änderungen oder Ergänzungen zu diesem Vertrag sind nur dann gültig, wenn sie schriftlich niedergelegt und von beiden Parteien unterzeichnet werden.

10.4 The appendixes mentioned in this Agreement form an integral part hereof.	10.4 Die in diesem Vertrag genannten Anhänge sind Bestandteil des Vertrages.

10.5 Should individual stipulations of this Agreement be found to be ineffective, either in whole or in part, the legal validity of the Agreement in other respects shall not be affected. In such a case the invalid stipulation is so far as possible to be interpreted by mutual agreement between the parties or else to be supplemented in such a way that the business objective that was intended by the invalid stipulation may be attained. The same shall apply if in the execution of the agreement a contractual loophole in need of supplementation should be revealed.

10.5        Wenn einzelne Bestimmungen dieses Vertrags sich insgesamt oder teilweise als wirkungslos erweisen, so wird die rechtliche Gültigkeit des Vertrages in sonstiger Hinsicht nicht beeinträchtigt. In einem solchen Fall ist die ungültige Klausel soweit wie möglich von den Parteien in gegenseitiger Vereinbarung auszulegen oder ansonsten in einer Art und Weise zu ergänzen, dass das Geschäftsziel, das mit der ungültigen Klausel erreicht werden sollte, auch erzielt werden kann. Das gleiche gilt, wenn sich herausstellen sollte, dass die Ausfertigung des Vertrags eine vertragliche Gesetzeslücke enthält, die ergänzt werden muss.

10.6 Place of fulfilment and place of jurisdiction shall be the place of business of the Lessee.	10.6 Erfüllungsort und Gerichtsstand soll der Geschäftssitz des Mieters sein.

10.7 Each party shall bear its cost and expenses related to this Agreement.	10.7 Jede Partei trägt selbst die Kosten und Aufwendungen in Zusammenhang mit diesem Vertrag.

10.8 The Lessor may sell, transfer or assign all or any part of the Property at its sole discretion, provided that the rights granted to the Lessee under this Agreement shall remain in full force and effect.

10.8        Der Vermieter kann die Immobilie insgesamt oder Teile davon nach eigenem Ermessen verkaufen, übertragen oder abtreten, vorausgesetzt, dass die dem Mieter aufgrund dieses Vertrages gewährten Rechte voll rechtskräftig und wirksam bleiben.

10.9 The Lessor shall be entitled, but not obliged, to pay any amount required to be paid by the Lessee under this Agreement in the event that the Lessee shall not have made such payment on its due date. In such event, the Lessee shall reimburse the Lessor forthwith on the Lessor’s first demand for the full amount paid together with any expenses incurred (including legal expenses) and interest pursuant to Article 4.4 hereof.

10.9        Der Vermieter ist berechtigt, aber nicht verpflichtet, alle Beträge zu leisten, die vom Mieter aus diesem Vertrag zu zahlen sind, für den Fall, dass der Mieter diese Zahlungen nicht bei Fälligkeit geleistet hat. In einem solchen Fall wird der Mieter den Vermieter unverzüglich nach der ersten Aufforderung des Vermieters in voller Höhe der geleisteten Zahlungen entschädigen, zuzüglich aller entstandenen Kosten (einschließlich Prozesskosten) und Zinsen nach Artikel 4.4

10.10 The parties declare that in accordance with the terms of the Sale Agreement, the Lessor has the option to resell the Property to the Lessee or to its shareholder, subject to certain terms as detailed in the Sale Agreement.

10.10       Die Parteien erklären, dass der Vermieter in Übereinstimmung mit den Bestimmungen des Kaufvertrages die Option hat, die Immobilie an den Mieter oder seine Aktionäre unter den im Kaufvertrag genannten Bedingungen zurück zu verkaufen.

10.11 The addresses of the parties for purposes of this Agreement and for the service of process shall be as appearing at the commencement of this Agreement, unless a new address is notified in writing by one party to the other party.

10.11       Die Anschriften der Parteien zum Zwecke dieses Vertrages und zur Klagezustellung stehen auf der ersten Seite dieses Vertrages, sofern die Parteien sich nicht gegenseitig schriftlich eine neue Anschrift mitteilen.

10.12 All notices in writing shall be sent by the parties to the other party by registered mail at the addresses set forth above and shall be deemed to have been delivered to the addressee 4 days after the date of posting. Notices delivered personally or by courier shall be deemed to be delivered on the delivery thereof.

10.12       Alle schriftlichen Mitteilungen zwischen den Parteien sollen per Einschreibebrief an die oben festgelegten Anschriften versendet werden und sollen an diesen Anschriften vier Tage nach dem Datum ihrer Aufgabe als zugestellt gelten. Mitteilungen, die persönlich oder per Kurier ausgeliefert werden, gelten als mit dem Zeitpunkt der Übergabe als zugestellt.

10.13 The parties agree that the contract shall only be valid, if the Sale Agreement signed between the parties hereto on December 28, 2002 is valid.	10.13 Die Vertragsparteien sind sich einig, dass dieser Vertrag nur wirksam ist, wenn der von diesen Parteien am 28.12.2002 abgeschlossene Kaufvertrag wirksam ist.

10.14 The closing of this agreement shall take place thirty days from the date hereof. A delay of up 40 days shall not be considered a breach of this Agreement.	10.14 Der Vertragsabschluss erfolgt dreißig Tage nach dem hier genannten Datum. Eine Frist von bis zu 40 Tagen wird nicht als Vertragsbruch angesehen.

10.15 This agreement shall be subject to the laws of the Federal Republic of Germany.	10.15 Dieser Vertrag unterliegt deutschem Recht.

Euskirchen, ...................................	Euskirchen, den ……………………………

Lessor	Vermieter

Lessee	Mieter

Appendix 1	Anlage 1

Serial No./lfd. Nummer	Land/ Flur	Title no./ Flur- stück	Nature and position/ Art und Lage	Size in sqm Größe in Quadratmetern

1	3	89	Grassland/ Grünland
			On the “Sauere Benden”/An den sauren Benden	18750
3	2	200	Building with surrounding area/ Gebäude und Freifläche
			By the spinning mill/ An der Spinnerei	10210
4	2	135	Building with surrounding area/ Gebäude und Freifläche
			By the spinning mill/ An der Spinnerei	29906
5	2	285	Building with surrounding area/ Gebäude und Freifläche
			By the spinning mill/ An der Spinnerei	1907
6	2	311	Grassland/ Grünland
			On the government administrator’s “Benden”/ Am Amtsverwalters Benden	675
10	2	316	Building with surrounding area/ Gebäude und Freifläche
			By the spinning mill/ An der Spinnerei	955
8	2	317	Building with surrounding area/ Gebäude und Freifläche
			By the spinning mill/ An der Spinnerei	1420
9	2	318	Building with surrounding area/ Gebäude und Freifläche
			By the spinning mill/ An der Spinnerei	521